Exhibit 99.1
For Immediate Release
Flamel Technologies Announces First Quarter Results, Milestone Payment,
and Trigger Lock Feasibility Agreement
LYON, France – May 13, 2008 – Flamel Technologies (Nasdaq: FLML) today announced its financial results for the first quarter of 2008.
For the first quarter, Flamel reported total revenues of $10.9 million versus $9.6 million in the year-ago period. Product sales and services, pursuant to the Company’s supply contract with GlaxoSmithKline totaled $4.7 million, versus $5.4 million in the year-ago period. Flamel’s 2008 first quarter license and research revenues of $3.5 million included a €0.5 million ($0.75 million) milestone payment received from Merck Serono; Flamel and Merck Serono entered into a relationship to work on a Merck Serono therapeutic protein in December, 2007. Other revenues of $2.6 million increased from $1.1 million in the year-ago quarter and largely consisted of royalties on the sale of Coreg CR™.
Operational expenses decreased to $15.8 million during the first quarter from $19.1 million a year ago. Costs of goods and services sold were $2.4 million, as compared to $4.5 million in the first quarter of 2007. Costs and expenses of Flamel’s research and development were $9.3 million, compared to $10.6 million in the first quarter of 2007. SG&A expenses during the quarter were comparable with the year-ago quarter at $4.1 million.
Net loss for the quarter was ($3.7) million, compared to net loss of ($9.1) million in the first quarter of 2007. Net loss per share (basic) for the first quarter of 2008 was ($0.15), compared to net loss per share (basic) in the year-ago period of ($0.38). Cash and marketable securities at the end of the first quarter totaled $39.3 million.
Stephen H. Willard, Flamel’s Chief Executive Officer, stated, “Our financial results this quarter were a function of our continued focus on containing costs, while delivering strong results in our partnerships. We are pleased with the developments in the feasibility studies we are currently conducting, particularly with Merck Serono, on which we received a milestone payment during the first quarter. The potential of the Medusa platform to improve existing therapies has been well-demonstrated by the results we have shown for Interferon-Alpha XL and FT-105 basal insulin. Both of these products are available for licensing and are the subject of ongoing discussions with potential partners. In addition, we entered into an agreement during the first quarter for the development of Trigger-Lock enabled therapies with a leading pain management company.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

A conference call to discuss earnings is scheduled for 8:30 AM EDT May 14, 2007. The dial-in number (for investors in the U.S. and Canada) is 800-374-1498. The conference ID number is 44916095. International investors are invited to dial (1) 706-634-7261. The webcast of the conference call will be available on the Company’s website: www.flamel.com.
COREG CR™ is a trademark of GlaxoSmithKline.

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:      + 33 (0) 4 7278-3434
Fax:           + 33 (0) 4 7278-3435
Marlio@flamel.com
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.
Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended March 31,
	2007	2008
Revenue:
License and research revenue	$3,124	$3,544
Product sales and services	5,400	4,722
Other revenues	1,101	2,599

Total revenue	9,625	10,865

Costs and expenses:
Cost of goods and services sold	(4,480)	(2,409)
Research and development	(10,554)	(9,277)
Selling, general and administrative	(4,110)	(4,074)

Total	(19,144)	(15,760)

Profit (loss) from operations	(9,519)	(4,895)

Interest income net	457	381
Foreign exchange gain (loss)	(18)	(113)
Other income (loss)	5	31

Income (loss) before income taxes	(9,075)	(4,596)
Income tax benefit (expense)	14	900

Net income (loss)	($9,061)	($3,696)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.38)	($0.15)
Diluted earnings (loss) per share	($0.38)	($0.15)

Weighted average number of shares outstanding (in thousands) :

Basic	23,991	24,056
Diluted	23,991	24,056

Euro / U.S. dollar average exchange rate	1.31049	1.49976